TELE NORTE LESTE RECEIVES CERTIFICATION FROM ANATEL
AND LAUNCHES WIRELESS SERVICES

Rio de Janeiro, June 20, 2002 -- Tele Norte Leste Participacoes S. A. (NYSE:
TNE), the holding company of fixed-line and wireless telecommunication service providers operating in the northern, northeastern and eastern regions of Brazil, announced today that its fixed-line subsidiary, Telemar Norte Leste
 (TMAR), has been certified by Brazilian regulatory agency Anatel as having successfully fulfilled its network expansion and universal targets established in the original concessions for December 31, 2003.

Having met its  regulatory targets, Telemar Norte Leste is now preparing to expand its operations to cover other regions in Brazil, offering long distance and data transmission services nationwide, as well as internationally.

The Company also announced that its PCS subsidiary, also known as "Oi" (Hi, in
 English) received from Anatel the authorization to start the offer of wireless telecommunication services throughout its region, covering the northern, northeastern and eastern regions of Brazil.

Oi will be the first wireless company to operate with GSM/GPRS technology in Brazil. Globally, around 70% of wireless subscribers use GSM technology, totaling more than 500 million handsets in use. Even before its operational launching, Oi has already attained 4 million pre-subscriptions through its
"I said Hi first" promotion (free on-net local calls during weekends). Oi has also successfully concluded the testing phase, which started in February of this year.

Oi is being launched simultaneously in 10 states of TNE's region, covering more than 200 cities, which will be serviced by some two thousand radio base stations.

Oi has negotiated 52 international roaming agreements, eight of which are already in place, including agreements with France, UK, Portugal, Italy and Switzerland. For the commercial launching, Oi will be offering its products and services through some 1,300 points of sale, including twelve different handset models, from Ericsson, Nokia and Siemens. In the next few days, Oi will be releasing its service plans and rates.

In spite of the high expectations based on the existing number of pre -subscriptions, Oi has maintained its original target of achieving 500,000 subscribers after 12 months of operations.
With the authorization of Anatel, Oi will also be able to offer domestic long distance services as well as international long distance services outside TNE's current concession area..

With Anatel's certification, the extension of the use of the "31" dialing code for inter-regional domestic and for international long distance calls (under the "31 Global" brand), constitutes another important achievement for TMAR.. TMAR is currently waiting the authorization to shortly start these operations as well as nationwide data services.

With the largest fixed-line platform in Latin America  some 18 million lines installed the Company successfully implemented, in 2001, the largest corporate restructuring program ever conducted in Brazil, with widespread approval of its minority shareholders, by incorporating 15 wireline operators into Telerj, which was subsequently renamed Telemar Norte Leste
 (TMAR).

Tele Norte Leste's preferred shares (TNLP4) are the heaviest weighted shares in the Ibovespa index and have one of the highest trading volumes in the
 Brazilian Stock Exchange. The Company's ADRs (TNE) have also a leading position in the New York Stock Exchange (NYSE) among the ADRs of Brazilian companies in terms of traded volume.



For more information, please visit the company's interactive Investor Relations website, at www.telemar.com.br/ir/.

For more information, please contact:

TNE  INVESTOR RELATIONS					THOMSON FINANCIAL / CARSON
Roberto Terziani (terziani@telemar.com.br) 55 (21) 3131-1110
Rick Huber (richard.huber@tfn.com)
Carlos Lacerda (carlosl@telemar.com.br) 3131-1314
Mariana Crespo (mariana.crespo@tfn.com)
Jose Carlos dos Santos (jose.carlos@telemar.com.br) 3131-1315
Tel: 1 212 701 1830 Fax: 1 212 509-5824
Sara Lizi (sara.lizi@telemar.com.br) 3131-1313
invest@telemar.com.br         Fax: 55 (21) 3131-1325